

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2018

Murthy Simhambhatla
Chief Executive Officer
Evolus, Inc.
1027 Garden Street
Santa Barbara, CA 93101

      Re: Evolus, Inc.
          Amendment No. 2 to
          Draft Registration Statement on Form S-1
          Submitted December 20, 2017
          CIK No. 0001570562

Dear Dr. Simhambhatla:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December 20, 2017

Summary Financial Data, page 9

1.   Please correct the pro forma total stockholders' deficit balance as it appears it was not updated.

Risk Factors

A perception of a conflict of interest of our indirect physician investors..., page 29

2.   Your response to our prior comment one indicates that you have disclosed the total number of clinical investigators involved in the Phase III studies on page 30 of the registration statement, but it appears this information has not been provided. Please revise your disclosure to provide this information.

Our strategy of focusing exclusively on the self-pay healthcare market..., page 32

3.   Where you note that you have an option to expand your license to include therapeutic indications, please expand your disclosure to clarify that you have entered into a therapeutic option agreement with ALPHAEON pursuant to which you agreed not to pursue the option and to hold the option in trust for ALPHAEON.

Use of Proceeds, page 57

4.   We note your revisions in response to our prior comment 4. Please further revise your disclosure on page 57 to identify the amount of the net proceeds that will be used to make Daewoong milestone payments and the amount that will be used to pay Evolus contributors. Note that Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each purpose.

Capitalization, page 60

5.   Please address the following regarding the pro forma column in the capitalization table:
   • Clarify your disclosure to explain the reason for the decrease in the related party receivable and the increase in additional paid-in capital as a result of your release as guarantor of the note obligation.
   • Clarify your disclosure to explain the reason related party borrowings are reduced as a result of your being assigned the contingent obligation and contingent promissory note obligation, and how the amounts assigned, which you indicate are estimated value, are factually supportable.
   • Tell us your consideration of including and/or disclosing the unwinding fee obligation of $9.6 million that you have agreed to pay on behalf of ALPHAEON under the agreement with Clarion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Payment Obligation Related to our Acquisition by ALPHAEON, page 68

6.   We note your disclosure on page 69 that you will direct an aggregate of $1.575 million of the up-front payment due upon obtaining FDA approval for DWP-450 towards the payment of a one-time bonus for certain employees pursuant to the respective terms of

their offer letters. If any of these employees are your officers, please revise your disclosure to identify them and indicate the amount of these individual bonuses.

Certain Relationships and Related Party Transactions
Contribution Agreement and Related Agreements, page 122

7.   We note your revisions in response to our prior comment 7. Please further revise your disclosure to quantify the high single digit million dollar upfront payment due upon obtaining FDA approval; the quarterly royalty rates; and the double digit million dollar promissory note. The obligations are provisions of agreements with related parties and confidential treatment is generally not available for material terms that are required to be disclosed. For guidance, please refer to Item 404 of Regulation S-K and Section II.B.2 of Staff Legal Bulletin No. 1 (with addendum) (July 11, 2001).

Exclusive Distribution and Supply Agreement with Clarion Medical Technologies, Inc., page 126

8.   Please disclose whether the company's assumption of ALPHAEON's unwinding fee will reduce the liabilities owed to ALPHAEON by offsetting the payment obligations under the amended purchase agreement and the promissory note.

Therapeutic Option Letter Agreement, page 126

9.   We note your disclosure that to the extent sales under the ALPHAEON-Daewoong agreement require royalty payments to be made to the Evolus contributors, ALPHAEON will have the option to make quarterly payments to you equal to a low single digit percentage of net sales of the therapeutic indications of DWP-450. Please revise your disclosure to clarify whether you expect these payments to be sufficient to cover all required payments to Evolus contributors.

        You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael A. Hedge - K&LGates LLP